UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Notice of Failure to Satisfy a Continued Listing Rule.

On July 19, 2011, AutoChina International Limited (the “Company” or “AutoChina”), issued a press release announcing that, on July 15, 2011, the Company received a written notification from the Nasdaq Stock Market stating that it is not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). Nasdaq has provided the Company until August 15, 2011 to submit a plan to regain compliance, and the Company expects to be able to meet that deadline. The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Change in Corporate Structure

As previously disclosed, AutoChina is in the process of converting its corporate structure from a variable interest entity, or VIE, structure to a direct ownership structure.  In September 2010 and in connection with this restructuring, AutoChina established a new wholly-foreign-owned enterprise in China, named Ganglian Finance Leasing Co., Ltd., or Ganglian Finance Leasing.  Ganglian Finance Leasing is in the business of leasing commercial vehicles.

In December 2010, AutoChina increased the paid-in capital of Ganglian Finance Leasing through its VIE, Hebei Shijie Kaiyuan Auto Trade Co., Ltd., or Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. This change was made to provide AutoChina with additional flexibility should it choose to further increase the entity’s registered capital. Thereafter, Ganglian Finance Leasing obtained the business licenses required to engage in the vehicle leasing business and commenced to lease commercial vehicles directly.   On May 31, 2011, Ganglian Finance Leasing was converted back to a wholly foreign owned enterprise and is currently 100% owned by Fancy Think Limited, a Hong Kong company and AutoChina’s indirect wholly-owned subsidiary.  In addition, on June 30, 2011, Hebei Chuangjie Trading Co., Ltd., or Chuangjie Trading, was converted from a VIE to an indirect wholly owned subsidiary of AutoChina, and is currently 100% owned by Ganglian Finance Leasing. During the first half of 2011, over 80% of the new leases were signed through directly owned entities (Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing Co., Ltd.), while the remainder were done through Chuangjie Trading prior to its conversion from the VIE structure to the direct ownership structure.

Chuangjie Trading has engaged CITIC Trust Co. Ltd., or CITIC Trust, a division of CITIC Group, to act as trustee for a trust fund, or the Trust Fund, set up for the sole benefit of Chuangjie Trading. CITIC Trust is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade to be leased to AutoChina’s customer lessors. The Trust Fund is funded by AutoChina and starting in November 2010, AutoChina began securitizing a portion of its commercial vehicle leases through this partnership with CITIC Trust. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of Chuangjie Trading’s commercial truck leases will be securitized and sold to investors through CITIC. AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles.

Exhibits.

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated July 19, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: July 20, 2011

Exhibit Index

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated July 19, 2011